April 11, 2017
Via EDGAR and Federal Express

Mr. Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    DMC Global Inc. (“DMC” or the “Company”)
Registration Statement on Form S-3
Filed March 10, 2017
File No. 333-216591

Dear Mr. Ingram:
The Company is in receipt of the comment letter dated March 31, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).
The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.
Responses to SEC Comments
General
We note that you incorporate your 10-K by reference, but have not filed portions of that 10-K that are to be incorporated from your proxy. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. For guidance, please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.
Response: The Company acknowledges that the Commission cannot accelerate the effective date of the Registration Statement until the Company has amended its Form 10-K to include Part III information or filed the definitive proxy statement. The Company filed the definitive proxy statement on April 5, 2017.
Description of Purchase Contracts, Page 16
You state on page 16 that you may issue purchase contracts, “including contracts obligating holders to purchase from us, and for us to sell to holders, a specific or varying number of debt securities, shares of our common stock or preferred stock, warrants or securities of an entity unaffiliated with us.” Please note that even if you have an exemption available for the offer and sale of securities of third parties, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in the registration statement. Please see Interpretation 203.03 of our Securities Act Sections Compliance and Disclosure Interpretations and the staff´s Morgan Stanley & Co., Incorporated (June 24, 1996) no-action letter. If you do not wish to offer third party securities, please remove these references from the prospectus.
Response: The Company has revised this section to remove the references to third party securities.
Incorporation by Reference, Exhibit Index
We note that the Exhibit Index states that the T-1 will be incorporated by reference from a subsequent filing. You may not incorporate by reference a Form T-1 from another filed document. Refer to Interpretation 206.01 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations. If you will be filing the T-1 on a delayed basis, please note that it must be separately filed under the electronic form type "305B2".
Response: The Company has revised this section to remove the reference to incorporation by reference, and the Company will file a T-1 on a delayed basis, under the electronic form type “305B2”.
We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 604-3944 or mshepston@dmcglobal.com.
Sincerely,

Michelle Shepston
Chief Legal Officer and Secretary

cc:    John Elofson, Davis Graham & Stubbs LLP

Enclosure